UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **August 12, 2010**

AMERICAN INDEPENDENCE CORP.
(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On August 12, 2010, American Independence Corp. issued a press release announcing results of operations for the three months and six months ended June 30, 2010, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated August 12, 2010.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: August 12, 2010
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.
485 MADISON AVENUE
NEW YORK, NEW YORK 10022
NASDAQ – AMIC

CONTACT: DAVID T. KETTIG
(212) 355-4141 Ext. 3047
www.americanindependencecorp.com

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2010 SECOND-QUARTER AND SIX-MONTHS RESULTS

New York, New York, August 12, 2010. American Independence Corp. (NASDAQ: AMIC) today reported 2010 second-quarter and six-months results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income was $0.5 million ($.06 per share, diluted), for the three months ended June 30, 2010, and for the three months ended June 30, 2009, respectively. Net income decreased to $1.3 million ($.16 per share, diluted), for the six months ended June 30, 2010, compared to $1.9 million ($.22 per share, diluted), for the six months ended June 30, 2009.

The Company's operating income[1] for both the three months ended June 30, 2010 and 2009 was $0.9 million ($.11 per share, diluted). Operating income was $2.2 million ($.26 per share, diluted), for the six months ended June 30, 2010, as compared to $2.9 million ($.34 per share, diluted) for the six months ended June 30, 2009.

Revenues decreased to $23.8 million for the three months ended June 30, 2010, compared to revenues of $26.8 million for the three months ended June 30, 2009. Revenues decreased to $46.6 million for the six months ended June 30, 2010, compared to revenues of $53.4 million for the three months ended June 30, 2009, primarily due to a reduction of premiums.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "Given our expertise in medical stop-loss and supplemental health products, we are well-positioned to take advantage of opportunities that will be created as health care reform is implemented. Our financial condition and balance sheet remain strong. We have no debt, $274 million of federal net

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[1] Operating income is a non-GAAP measure and is defined as net income excluding non-cash charges related to the amortization of certain intangible assets recorded in purchase accounting, net realized investment losses, losses from discontinued operations and the federal income tax charge related to deferred taxes. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of net income to operating income is presented as an attachment to this press release.

operating loss carryforwards, and have grown our book value to $10.76 per share at June 30, 2010 from $10.46 per share at December 31, 2009. Our investment portfolio continues to be rated, on average, AA and has a low duration. This enables us, if we deem prudent, the flexibility to reinvest in much higher yielding longer-term securities, which would significantly increase investment income. A low duration portfolio such as ours also mitigates the adverse impact of potential inflation."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is net income excluding non-cash charges related to the amortization of intangible assets recorded in purchase accounting, net realized investment gains (losses), net income attributable to the non-controlling interest, and the federal income tax charge related to deferred taxes due to its federal net operating loss carryforwards, and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Operating Income from Continuing Operations" schedule below.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers health insurance solutions to individuals and employer groups. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries, Independent Producers of America, LLC and healthinsurance.org, LLC. AMIC markets medical stop-loss through managing general underwriters, including Marlton Risk Group LLC and Risk Assessment Strategies, Inc.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
SECOND QUARTER REPORT
JUNE 30, 2010
(In thousands except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	**2009**	**2010**	**2009**
Premiums earned	$ 19,406	$ 22,129	$ 37,817	$ 44,076
MGU and agency income	3,572	3,684	7,215	7,438
Net investment income	661	765	1,275	1,478
Net realized investment gains	123	35	309	261
Other-than-temporary impairment losses	(29)	-	(29)	-
Other income	52	141	42	183
Revenues	23,785	26,754	46,629	53,436
Insurance benefits, claims and reserves	14,013	15,541	26,331	29,387
Selling, general and administrative expenses	8,556	10,044	17,382	20,470
Amortization and depreciation	218	210	431	419
Expenses	22,787	25,795	44,144	50,276
Income before income tax	998	959	2,485	3,160
Provision for income taxes	244	281	697	1,027
Net income	754	678	1,788	2,133
Less: Net income attributable to the non-controlling interest	(281)	(207)	(472)	(267)
Net income attributable to American Independence Corp.	$ 473	$ 471	$ 1,316	$ 1,866
Basic income per common share:				
Net income attributable to American Independence Corp. common stockholders	$ .06	$ .06	$ .16	$ .22
Weighted-average shares outstanding	8,509	8,504	8,508	8,504
Diluted income per common share:				
Net income attributable to American Independence Corp. common stockholders	$ .06	$ .06	$ .16	$ .22
Weighted-average diluted shares outstanding	8,509	8,504	8,508	8,504

As of June 30, 2010 there were 8,516,976 common shares outstanding, net of treasury shares.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP
OPERATING INCOME FROM CONTINUING OPERATIONS
(In thousands except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	**2009**	**2010**	**2009**
Income from continuing operations	$ 754	$ 678	$ 1,788	$ 2,133
Amortization of intangible assets related to purchase accounting	34	34	67	67
Net realized investment gains	(123)	(35)	(309)	(261)
Other-than-temporary impairment losses	29	-	29	-
Federal income tax charge related to deferred taxes for operating income	218	235	640	933
Operating Income from continuing operations	$ 912	$ 912	$ 2,215	$ 2,872

Non - GAAP Basic Income Per Common Share:

Operating Income from continuing operations	$ .11	$ .11	$ .26	$ .34

Non - GAAP Diluted Income Per Common Share:

Operating Income from continuing operations	$ .11	$ .11	$ .26	$ .34